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                           LON-WGI ASSOCIATES L.L.C
                                167 MILK STREET
                                     # 421
                          BOSTON, MASSACHUSETTS 02110




February 6, 1997



Dear Limited Partner of
  Winthrop Growth Investors 1
  Limited Partnership:

         Enclosed please find a copy of an Offer to Purchase (the "Offer") being made by LON-WGI Associates L.L.C., an affiliate of the general partners of Winthrop Growth Investors 1 Limited Partnership, to purchase your limited partnership units in the Partnership for $275 per unit, net to you in cash. The Offer is scheduled to expire March 7, 1997 and is limited to 11,000 units, representing approximately 47.5% of the total number of units outstanding.

         We urge you to carefully review the enclosed Offer to Purchase and the accompanying Letter of Transmittal. To tender your units, please execute the enclosed Letter of Transmittal and return it to the undersigned in the manner and to the address indicated in the Instructions and the inside cover of the Offer.

         If you have any questions with respect to the Offer, please call The Swenson Group, L.L.C., our information agent, toll free at (800) 914-7896.


                                            LON-WGI ASSOCIATES L.L.C.